Exhibit 17.1

From: James Grosfeld

Date: Tuesday, April 12, 2016 at 9:44 AM

To: Richard Dugas

Subject: resignation

Dear Mr. Dugas,

I hereby resign from the Board of Directors of PulteGroup, effective immediately. Since the Board meeting of March 22, I have been excluded from a number of subsequent Board meetings, and therefore see no useful purpose of remaining on the Board.

I will today send a letter containing the same information.

James Grosfeld

CONFIDENTIALITY NOTICE: This email may contain confidential and privileged material for the sole use of the intended recipient(s). Any review, use, distribution or disclosure by others is strictly prohibited. If you have received this communication in error, please notify the sender immediately by email and delete the message and any file attachments from your computer. Thank you.